

October 12, 2012

Via E-mail
Mr. Matthew J. Desch
Director and Chief Executive Officer
Iridium Communications Inc.
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102

> **Re:** **Iridium Communications Inc.**
> **Schedule TO-I**
> **Filed on October 2, 2012**
> **File No. 005-83853**

Dear Mr. Desch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As currently represented, the offer could be open for less than 20 full business days due to the initial expiration time of 5:00 p.m. rather than midnight on the twentieth business day following commencement. See Question and Answer Eight in SEC Release No. 34-16623 (March 5, 1980). Please revise so that the offer will be open at least through midnight on the twentieth business day. See Rule 13e-4(a)(3).

2.   We note that fractional interests will be cashed out. Please provide your analysis as to the applicability of Rule 13e-3 to the exchange offer, given that Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. Note also that

Question and Answer Eleven in SEC Release No. 34-17719 (April 13, 1981) addresses only the scenario where security holders are offered an election to receive cash.

3.   You state that you will price fractional shares on the day prior to the expiration date. Please advise as to why you believe that this consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b).

Interests of Directors and Officers and the Company, page 10

4.   Please disclose the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Item 1008(a) of Regulation M-A.

Financial Information Regarding the Company, page 13

5.   Please disclose the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Brian F. Leaf
        Cooley LLP